September 25, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	ARRIS Group, Inc. Form 10-K for the Year Ended December 31, 2012 Filed February 27, 2013 Form 10-Q for the Quarter Ended June 30, 2013 Filed August 8, 2013 File No. 000-31254

Dear Mr. Spirgel:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 17, 2013 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the Year Ended December 31, 2012 (the “Form 10-K”) and Form 10-Q for the Quarter Ended June 30, 2013 (the “Form 10-Q”) (File No. 000-31254), filed by ARRIS Group, Inc. (“we,” “us,” “our” or the “Company”).

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Arris   |   3871 Lakefield Drive, Suwanee, Georgia 30024

United Stated Securities and Exchange Commission

September 25, 2013

Form 10-K for the Year Ended December 31, 2012

Item 3. Legal Proceedings, page 29

1.	Please tell us why contingencies disclosures related to your legal proceedings are not required to be presented pursuant to ASC 450. We note that the outcomes of your legal proceedings “could materially and adversely affect [y]our business, financial position, results of operations or cash flows.”

Response

We evaluate our legal matters on a quarterly basis to determine whether or not potential loss contingencies should be disclosed pursuant to ASC 450. In reviewing potential loss contingencies, we consider the factors set forth in ASC 450 with respect to the probability of a loss. Where we determine that a loss is reasonably possible (i.e. more than “remote” but less than “probable”), we then consider the factors in ASC 450 to determine if the loss is reasonably estimable. This review includes members of our internal legal department, finance personnel and senior management, as well as outside counsel.

Our assessment of the legal matters considers, among other factors: the nature of the claim (e.g. alleged patent infringement); the stage at which the proceeding are at as of the time of the assessment (i.e. Is the claim in the very early stages of the proceedings? Is the case about to go to trial?); whether or not other parties have been named as defendants, including whether we have been initially included as a named defendant or have been brought into a case solely as a result of indemnification obligations; whether we may be entitled to indemnification; the theories of liability asserted; if specific damage amounts have been specified or, if specified, is the specified amount unsupported and/or exaggerated; whether or not there is material uncertainty as to the outcome of pending appeals, motions or settlements (e.g. patent re-examination proceedings); whether the claim involves novel legal issues; if there are significant factual issues in dispute (e.g. the date of notice for patent claims and whether or not the plaintiff marked their product); our experience in similar proceedings; and whether or not we have meritorious defenses that we intend to assert.

Arris  |   3871 Lakefield Drive, Suwanee, Georgia 30024

United Stated Securities and Exchange Commission

September 25, 2013

We note that substantially all of our legal proceedings involve patent matters. The facts and circumstances underlying each patent claim are substantially different and unique making evaluation of the possible outcome more difficult. Further, we believe that the patent litigation proceedings are typically complex, the outcomes of prior claims have varied dramatically and judicial rulings are more unpredictable compared to other areas of the law.

With respect to each of the legal proceedings described in both the Form 10-K and the Form 10-Q, our analysis described above resulted in a conclusion that likelihood of loss was remote, or reasonably possible, but the estimated range of losses was not material to our financial statements. However, in these proceedings any outcome could occur and thus we disclosed that material losses could occur. We will review each of the legal proceedings described therein (and any new legal proceedings) again in connection with the preparation of our Quarterly Report on Form 10-Q for our quarter ended September 30, 2013, to determine if any change to our prior conclusions and disclosures are warranted, including the description of an estimated range of loss where the loss is reasonably possible and the loss can be reasonably estimated.

For future filings, we will revise our lead-in language in the description of our legal proceedings in Item 3 to include the following:

“The Company has been, and expects in the future to be a party to various legal proceedings, investigations or claims. In accordance with applicable accounting guidance, we record accruals for certain of our outstanding legal proceedings when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. We evaluate, at least on a quarterly basis, developments in our legal proceedings or other claims that could affect the amount of any accrual, as well as any developments that would result in a loss contingency to become both probable and reasonably estimable. When a loss contingency is not both probable and reasonably estimable, we do not record a loss accrual.

If the loss (or an additional loss in excess of any prior accrual) is reasonably possible and material, we disclose an estimate of the possible loss or range of loss, if such estimate can be made. The assessment whether a loss is probable or reasonably possible and whether the loss or a range of loss is estimable, involves a series of complex judgments about

Arris  |   3871 Lakefield Drive, Suwanee, Georgia 30024

United Stated Securities and Exchange Commission

September 25, 2013

future events. Even if a loss is reasonably possible, we may not be able to estimate a range of possible loss, particularly where (i) the damages sought are substantial or indeterminate, (ii) the proceedings are in the early stages, or (iii) the matters involve novel or unsettled legal theories or a large number of parties. In such cases, there is considerable uncertainty regarding the ultimate resolution of such matters, including the amount of any possible loss. Accordingly, with respect to the proceedings described below, we are currently unable to reasonably estimate the possible loss or range of possible loss. However, because the results in litigation are unpredictable, an adverse resolution of one or more of such matters could have a material adverse effect on our business, financial position, results of operations or cash flows.”

In addition, we will enhance the language in our contingencies footnote in Form 10-Q to add the following to the second paragraph of our footnote disclosure:

“Accordingly, with respect to these proceedings, we are currently unable to reasonably estimate the possible loss or range of possible loss.”

We will also include disclosure similar to the revised footnote disclosure in our Form 10-Q to the footnotes of our 2013 financial statements to be filed on Form 10-K.

In addition, to the extent we determine that a loss is reasonably possible and we can estimate the possible loss, we will include language substantially similar to the following in our financial statements and Item 3 in order to provide investors with an aggregate of the range of all reasonably possible losses:

“We estimate the aggregate range of possible losses for all of the matters identified below for which a reasonable estimate can be made is between $[        ] and $[        ].”

Form 10-Q for the Quarter Ended June 30, 2013

Consolidated Statements of Operations, page 3

2.	Please tell us why you are not separately presenting net sales and cost of sales for your products and services.

Arris  |   3871 Lakefield Drive, Suwanee, Georgia 30024

United Stated Securities and Exchange Commission

September 25, 2013

Response

Services were 8% of our total revenues for the quarter ended June 30, 2013. Further, as a result of our Motorola Home acquisition, we do not expect service revenues to exceed 10% in the foreseeable future. Therefore, we respectfully submit that, in accordance with Item 5-03(b) of Regulation S-X, the separate presentation of net sales and cost of sales is not required. In the future, if service revenue exceeds 10%, we will separately disclose both the net revenue from services and the related costs.

Note 3. Business Acquisitions, page 7

3.	We note that you acquired patents and patent applications and a license to approximately 20,000 Motorola Mobility patents. Please tell us why a preliminary fair value was not assigned to these intangible assets.

Response

We were unable to discretely separate and forecast financial projections for each of the patents acquired. Because the patents are utilized collectively and embedded in the technology acquired, the fair value of the patents has been captured in the preliminary fair value assigned to both the Developed and In-process technology. Developed and In-Process technology was valued using the multi-period excess earnings method, a variation of the income approach, which estimates an intangible asset’s value based on the present value of the incremental after-tax cash flows attributable only to the intangible asset, which includes the technology and related patents (which are expected to contribute to the Company’s cash flows over the same period).

4.	Please tell us the specific factors you considered in concluding that an estimated weighted average life of 8 years is appropriate for the customer relationships intangible asset.

Arris  |   3871 Lakefield Drive, Suwanee, Georgia 30024

United Stated Securities and Exchange Commission

September 25, 2013

Response

We considered both quantitative and qualitative factors to determine an estimated weighted average life of eight years for our customer relationships intangible asset, giving consideration to the guidance in ASC 350-30-35-1 through 3, and ASC 350-30-35-6.

We determine the useful lives of customer relationships intangible assets based upon how the asset is expected to contribute directly or indirectly to our future cash flows giving consideration to historical customer attrition and other factors that could have an impact on the expected life.

In connection with the acquisition of the Motorola Home business, we determined that the customer relationships intangible asset had a finite life; however the precise length of that life was unknown because it was not based upon definitive contractual relationships or other defined terms. As such, we looked to the guidance in ASC 350-30-35-6 which indicates that if an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life.

To determine the amortization period for the customer relationships asset, we performed a customer attrition analysis to estimate the attrition rate and consequently the life expectancy for the existing customer relationships. Our analysis also gave consideration to ASC 350-30-35-3-e and the potential effects of obsolescence, demand, competition, and other economic factors. Our analysis indicated that using a life of 8 years was more appropriate than 10 years, which represents the period of time over which nearly all the cash flows are expected to be generated (approximately 92% of the cash flows are generated over the 8-year period).

In considering the method of amortization used to amortize the finite lived intangible assets acquired from Motorola, we concluded that a straight-line method should be used to amortize the intangible assets. Because we were cognizant of the fact that another amortization method may be more appropriate than straight-line, we challenged that assumption in determining the amortization method used to amortize the customer-related intangible assets. Therefore, we concluded that the amortization method adopted should reflect the pattern in which the asset is consumed if that pattern can be “reliably determined,” as that term is used in ASC 350-30-35-6, with the straight-line method being used as a default.

Arris  |   3871 Lakefield Drive, Suwanee, Georgia 30024

United Stated Securities and Exchange Commission

September 25, 2013

While not defined in GAAP, we believe that the reliably determined threshold suggests there should be a relatively high level of confidence that actual cash flows (or the pattern of cash flows) will not deviate significantly from those used in the measurement of the intangible asset. We assessed the applicable accounting literature and related interpretation and concluded that the higher the discount rate used in the valuation, indicating the inherent risk in the cash flows, and thus the less likely it would be that a pattern of amortization commensurate with the pattern of cash flows used in the valuation would be considered reliably determinable. We believe that the discount rate preliminarily used, which was 13 percent, indicates that the reliably determined threshold in ASC 350-30-35-6 is not met. As such, we concluded that the straight-line method of amortization would be more appropriate. We have not received the final valuation report from our valuation specialist. As such, reference is made to the preliminary nature of the assumptions used. Nonetheless, we do not believe that the preliminary discount rate used will change dramatically such that our conclusion on the method of amortization changes. In addition, the pattern of economic benefit to the Company is not a uniform declining curve. This further supports the notion that using the straight line method of amortization is more appropriate than another method of amortization.

Because customer-related intangible assets derive their value from the future cash flows expected from the customers of the acquired entity, we measured the asset using the income approach, with an attrition rate resulting in a dissipation of the cash flows over time. As discussed previously, we determined that the pattern of economic benefit to the Company cannot be reliably determined and thus an accelerated method would not be appropriate even though the underlying cash flows supporting the measurement of the customer-related intangible asset show decay. As such, we believe that the straight-line method of amortization using a shortened estimated useful life is appropriate given the uncertainty in the pattern of anticipated cash flows.

We will continue to monitor our customer relationships for information that might suggest a different pattern in which economic benefit is derived from the asset and consider the need to revise the useful lives and methods of amortization as appropriate.

Arris  |   3871 Lakefield Drive, Suwanee, Georgia 30024

United Stated Securities and Exchange Commission

September 25, 2013

5.	Please tell us the amortization method for the customer relationships intangible asset. If such method is not an accelerated method, please tell us in detail why your amortization method is appropriate pursuant to ASC 350-30-35-6.

Response

Please see our response to Comment No. 4 above.

*        *        *         *        *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (678) 473-2000.

Sincerely,

/s/ David B. Potts

David B. Potts

Executive Vice President, Chief Financial Officer and Chief Accounting Officer

Arris  |   3871 Lakefield Drive, Suwanee, Georgia 30024